UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Taronis Fuels, Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share (Title of Class of Securities)

87621P209 (CUSIP Number)

Thomas Wetherald

49 Red Gate Lane

Cohasset, MA 02025

(585) 317-5667

With a copy to:

David R. Crandall

Hogan Lovells US LLP

1601 Wewatta Street, Suite 900

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 2

1	NAMES OF REPORTING PERSON Thomas Wetherald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 933,333
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 933,333
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 6,229,001 shares of common stock, $0.00001 par value per share (the “Common Stock”), of Taronis Fuels, Inc. (the “Issuer”), outstanding as of December 3, 2020, as reported in the Issuer’s prospectus dated December 14, 2020, as filed with the SEC under Rule 424(b)(3) on December 14, 2020.

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 3

1	NAMES OF REPORTING PERSON Tobias Welo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,333
	8	SHARED VOTING POWER 33,333
	9	SOLE DISPOSITIVE POWER 133,333
	10	SHARED DISPOSITIVE POWER 33,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 6,229,001 shares of Common Stock outstanding as of December 3, 2020, as reported in the Issuer’s prospectus dated December 14, 2020, as filed with the SEC under Rule 424(b)(3) on December 14, 2020.

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 4

1	NAMES OF REPORTING PERSON Mary Pat Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,333
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,333
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 6,229,001 shares of Common Stock outstanding as of December 3, 2020, as reported in the Issuer’s prospectus dated December 14, 2020, as filed with the SEC under Rule 424(b)(3) on December 14, 2020.

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 5

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) supplements and amends certain information in the Schedule 13D of Thomas Wetherald and Tobias Welo originally filed with the Securities and Exchange Commission on February 16, 2021 (the “Original Schedule 13D” and together with this Amendment No. 1, this “Schedule 13D”). This Amendment No. 1 is being filed to (i) add Mary Pat Thompson as a reporting person, (ii) reflect the entry into an Amended Joint Filing and Solicitation Agreement among the Reporting Persons (as defined below) on February 25, 2021, and (iii) reflect the filing of a revised preliminary consent statement on Schedule 14A on February 25, 2021 by the Reporting Persons and the other participants named therein. Each item of the Original Schedule 13D is amended and restated in its entirety as set forth below.

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Taronis Fuels, Inc. (the “Issuer”). The principal executive office of the Issuer is 24980 N. 83rd Avenue, Suite 100, Peoria, Arizona 85383.

Item 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i)	Thomas Wetherald, with respect to the shares of Common Stock directly and beneficially owned by him;

(ii)	Tobias Welo, with respect to the shares of Common Stock directly and beneficially owned by him and by a trust for the benefit of his children; and

(iii)	Mary Pat Thompson, with respect to the shares of Common Stock directly and beneficially owned by her.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Amended Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The residence of Thomas Wetherald is 49 Red Gate Lane, Cohasset, Massachusetts 02025. The address of the principal office of Tobias Welo is 2 Newton Executive Park, Suite 202, 2227 Washington Street, Newton, Massachusetts 02462. The residence of Mary Pat Thompson is 3790 S Suntree Place, Boise, Idaho 83706.

(c) The principal occupation of Thomas Wetherald is a private investor. The principal occupation of Tobias Welo is Chief Executive Officer of Artful Jaunts, LLC, a travel company which offers trips focused on luxury art experiences, the principal address of which is 2 Newton Executive Park, Suite 202, 2227 Washington Street, Newton, Massachusetts 02462. The principal occupation of Mary Pat Thompson is as a consultant to Bruckmann, Rosser, Sherrill & Co. L.L.C., a private equity firm, the principal address of which is 126 East 56th Street, 29th Floor, New York, New York 10022.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of Thomas Wetherald, Tobias Welo and Mary Pat Thompson is a citizen of the United States of America.

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 6

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using their personal funds. The aggregate purchase price of the 933,333 shares of Common Stock acquired by Thomas Wetherald was approximately $7,000,000. The aggregate purchase price of the 166,666 shares of Common Stock acquired by Tobias Welo and the trust for the benefit of Mr. Welo’s children was approximately $1,250,000. The aggregate purchase price of the 13,333 shares of Common Stock acquired by Mary Pat Thompson was approximately $100,000.

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may have conversations with members of the Issuer’s management and Board regarding possible ways to enhance shareholder value including through improvement in the Issuer’s capital allocation, operations, investor communications and corporate governance, among other topics.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer and may, from time to time, acquire additional or sell shares of Common Stock.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

On February 12, 2021, Thomas Wetherald and Tobias Welo filed a preliminary consent statement on Schedule 14A, and on February 25, 2021, the Reporting Persons and the other participants named therein filed a revised preliminary consent statement on Schedule 14A, in each case for the purpose of soliciting written consents to: (i) repeal any provision of the Issuer’s Amended and Restated Bylaws (the “Bylaws”) in effect at the time the proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were in effect as of December 13, 2019 and were filed with the SEC as Exhibit 3.2 to the Issuer’s amended Form 10 on December 13, 2019; (ii) amend Article IV, Section 18 of the Bylaws to declassify the Board so that all directors are elected on an annual basis; (iii) amend Article IV, Section 21 of the Bylaws to reduce the supermajority shareholder vote required to remove any individual director or directors from the Issuer’s Board from three-fourths of the then-outstanding shares of capital stock of the Issuer entitled to vote generally at an election of directors to a majority of the then-outstanding shares of capital stock of the Issuer entitled to vote generally at an election of directors; (iv) remove, without cause, all five members of the Issuer’s Board and, in addition, any person (other than those elected by proposal (v) below) nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after December 20, 2020 and prior to the time that any of the actions proposed to be taken become effective; and (v) elect by consent in lieu of an annual meeting five nominees, including Thomas Wetherald, Tobias Welo and Mary Pat Thompson, to serve as directors of the Issuer until the Issuer’s 2022 annual meeting of shareholders and until their successors are duly elected and qualified (or, if any such nominee is unable or unwilling to serve as a director of the Issuer, or if the Board increases the number of directorships to be greater than five, any other person designated as a nominee by the remaining nominee(s)).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

The disclosures set forth in Item 3, Item 5 and Item 6 are incorporated by reference herein.

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 7

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D, which are incorporated by reference herein, for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based on 6,229,001 shares of Common Stock outstanding as of December 3, 2020, as reported in the Issuer’s prospectus dated December 14, 2020, as filed with the SEC under Rule 424(b)(3) on December 14, 2020.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D, which are incorporated by reference herein, for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Tobias Welo may be deemed to share voting and dispositive power with respect to 33,333 shares of Common Stock held by a trust for the benefit of his children.

(c)

There have been no transactions in the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

As of the close of business on February 24, 2021, the Reporting Persons collectively beneficially owned an aggregate of 1,113,332 shares of Common Stock, constituting approximately 17.9% of the shares of Common Stock outstanding. The percentage reported in this Schedule 13D is calculated based on 6,229,001 shares of Common Stock outstanding as of December 3, 2020, as reported in the Issuer’s prospectus dated December 14, 2020, as filed with the SEC under Rule 424(b)(3) on December 14, 2020.

(d)

The trustee of the trust holding 33,333 shares of Common Stock for the benefit of Mr. Welo’s children has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 25, 2021, the Reporting Persons entered into an Amended Joint Filing and Solicitation Agreement for the purpose of, among other things (i) soliciting written consents or proxies in favor of proposals to reconstitute the Issuer’s Board of Directors and related bylaw amendments or other related actions, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing. The Amended Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Amended Joint Filing and Solicitation Agreement, dated February 25, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2021

/s/ Thomas Wetherald
THOMAS WETHERALD

/s/ Tobias Welo
TOBIAS WELO

/s/ Mary Pat Thompson
MARY PAT THOMPSON